

Elizabeth Stone · 3rd

Professional Life Coach

Victoria, British Columbia, Canada · **Contact info**

500+ connections

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 **Liz Stone Coaching**

 **Accomplishment Coaching**

Activity

561 followers

Elizabeth Stone commented on a post · 2w

Fantastic news! Congratulations to Hera Hub and Chicago!

 4   1 comment

Elizabeth Stone commented on a post · 2w

Your passion for this subject is clear and impactful. Thanks for the post.

 22   6 comments

Elizabeth Stone commented on a post · 2mo

That conference was indeed a game changer and mind-opener in the field of Coach Training and Leadership in our world. I witnessed our collective eyes open to what Diversity, Equity, and Inclusion really means. Thank you for your leadership Halli, and all those who attended and contributed!

 18   2 comments · 2 shares

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Experience

 **Professional Life and Business Coach**
Liz Stone Coaching
Jul 2009 - Present · 13 yrs 3 mos
San Diego and nationwide

I specialize in helping people gain access to clear vision in their lives - one that includes a vision of what's possible, not just predictable, for their businesses, communities, relationships, and the ...see more

 **Realtor**
Coldwell Banker
2002 - Aug 2011 · 9 yrs 8 mos

Facilitated home buying and selling for many happy clients. Specialties included helping people who were relocating to San Diego, and serving members of the US military.

Education

 **Accomplishment Coaching**
Graduate, Coach and Leadership Training
2009 - 2010

The leader in Coaches Training with locations in San Diego, Seattle, Chicago, New York and Washington DC. An intensive and rigorous training for the development of high level coaching and leaders ...see more

 **National University**
Bachelor's Degree, Business Administration and Management
1989 - 1992
Grade: Graduated Magna Cum Laude

Bachelors in Business, emphasis in Marketing

Skills

Coaching

 Endorsed by Christopher McAuliffe, MCC and 21 others who are highly skilled at this

👥 70 endorsements

Business Coaching

Endorsed by Laura Rubinstein and 2 others who are highly skilled at this

👥 42 endorsements

Emotional Intelligence

Endorsed by Domenica (Nicki) Gorini, PCC - Executive and Life Coach and 2 others who are highly skilled at this

👥 35 endorsements

Show all 24 skills →

Recommendations

Received   Given



Suzanne Mandy, M.Ed., CPHR Program  · 3rd
◆HR Business Partner @ Sobeys Inc.◆ Strategic Problem-Solver | Gallup® Certified Strengths Coach |
Team Leader | Data-Driven | Equity Advocate |
December 29, 2020, Suzanne was Elizabeth's client

Liz is a brilliant and gifted coach who really understands how to get the best out of people.
Over the past several years, I've had the pleasure of working one-on-one with Liz as my coach. She has
made an extraordinary impact on my life; empowering and inspiring me to remove obstacles and achieve
my business and personal goals.   ...see more



Judy Liu · 3rd
Licensed Marriage & Family Therapist/Life Coach at Self - Employed
February 16, 2010, Judy worked with Elizabeth on the same team

Elizabeth is a very sensitive, caring person who brings insight, compassion and presence to her coaching
work. I recommend her as a life coach.

Courses

Body Centered Coaching
with Marlena Field

Languages

English
Native or bilingual proficiency

Interests

Influencers   Companies   Groups   Schools



Bruce Kasanoff  · 2nd
Co-Creator
852,885 followers



Richard Branson
Founder at Virgin Group
19,766,788 followers

Causes

Animal Welfare · Disaster and Humanitarian Relief · Education · Environment · Human Rights